

April 10, 2020

Matt Tenorio
Interim Chief Financial Officer
Everspin Technologies, Inc.
5670 W. Chandler Boulevard, Suite 100
Chandler, Arizona 85226

> **Re: Everspin Technologies, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 27, 2020**
> **File No. 001-37900**

Dear Mr. Tenorio:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing